Filed by GCM Grosvenor Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp.

Commission File No.: 333-242297

GCM Grosvenor Reports Strong Second Quarter Fiscal 2020 Results, Continued Positive Trends in July and August. Management expects to outperform prior full year 2020 forecast.

CHICAGO, IL – September 18, 2020 – GCM Grosvenor today reported its results for the second fiscal quarter ended June 30, 2020, including GAAP Net Income of $5.9 million, Adjusted Pre-Tax Income of $19.8 million, Adjusted EBITDA of $26.2 million and Adjusted Fee-Related Earnings of $25.1 million, all of which increased over prior quarter ended March 31, 2020.

Based on financial results through the first six months of the fiscal year and continued positive trends in July and August, GCM Grosvenor management expects to outperform its prior full year 2020 forecast. Key drivers include outperformance on Fee-Paying AUM (“FPAUM”), Contracted Not Yet Fee-Paying AUM (“CNFPAUM”), expenses and investment performance.

SECOND QUARTER FISCAL 2020 HIGHLIGHTS

●	Assets under management (“AUM”) increased to $56.9 billion, an increase of $1.1 billion (or 2.0%) versus the quarter ended March 31, 2020.

●	Fee-paying AUM increased to $49.6 billion, an increase of $1.8 billion (or 3.8%) versus the quarter ended March 31,2020.

●	Contracted Not Yet FPAUM increased to $5.6 billion, an increase of $0.2 billion (or 3.5%) versus the quarter ended March 31,2020.

●	Net Fees Attributable to GCM Grosvenor of $75.7 million for the quarter were comprised of 97% management fees.

●	GAAP Net Income increased to $5.9 million, an increase of $20.9 million versus the quarter ended March 31, 2020.

●	Adjusted Pre-Tax Income increased to $19.8 million, an increase of $7.0 million (or 54%) versus the quarter ended March 31, 2020.

●	Adjusted EBITDA increased to $26.2 million, an increase of $6.8 million (or 35%) versus the quarter ended March 31,2020.

●	Adjusted Fee-Related Earnings increased to $25.1 million, an increase of $7.5 million (or 43%) versus the quarter ended March 31,2020.

THIRD QUARTER INTERIM UPDATE

●	Continued positive trends in July and August resulted in $14.4 million of unrealized, accrued annual performance fees that are eligible to be realized in 2020, as of August 31

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GCM Grosvenor CEO Michael Sacks commented: “We are enthusiastic about our ability to drive value for clients and our emergence as a public company. While we are pleased to be ahead of plan, we remain focused on delivering for all stakeholders over appropriate time periods.”

GCM Grosvenor issued a more detailed presentation on second fiscal quarter 2020 results, which is available at https://www.cantor.com/our-business/affiliates/.

GCM Grosvenor announced on August 3, 2020 that it will become a public company through a merger with CF Finance Acquisition Corp. (“CFAC”) (NASDAQ: CFFA), a special purpose acquisition company sponsored by Cantor Fitzgerald.

In connection with the transaction announcement, GCM Grosvenor issued an investor presentation, which contained a forecast for the full fiscal year 2020, which is available at https://www.cantor.com/our-business/affiliates/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected future performance of GCM Grosvenor’s business. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CF Finance Acquisition Corp. (“CFAC”) and GCM Grosvenor Inc. from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that GCM Grosvenor will achieve its expectations.

Use of Projections

This press release contains reference to financial forecasts with respect to GCM Grosvenor’s projected financial results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of GCM Grosvenor or that actual results will not differ materially from those presented in the prospective financial information. Reference the prospective financial information in this press release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

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Additional Information and Where to Find It

This press release relates to a proposed transaction between GCM Grosvenor and CFAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFAC and GCM Grosvenor Inc. have filed a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFAC stockholders. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC’s stockholders in connection with the proposed transaction between CFAC and GCM Grosvenor. Information about CFAC’s directors and executive officers and their ownership of CFAC’s securities is set forth in the Form S-4 registration statement filed by GCM Grosvenor that includes a joint proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Use of Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures. These non-GAAP measures are in addition to , and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP, and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of historical non-GAAP measures to their most directly comparable GAAP counterparts are included below.

GCM Grosvenor believes that these non-GAAP measures of financial results provide useful supplemental information to investors about GCM Grosvenor. GCM Grosvenor’s management uses these non-GAAP measures to evaluate GCM’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore GCM Grosvenor’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

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This press release also includes reference to certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, GCM Grosvenor is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non GAAP financial measures is included.

Reconciliation to Non-GAAP Metrics

	Three Months Ended 2020		Six Months Ended 2020
(in thousands of dollars)	31-Mar	30-Jun	30-Jun
Net fees attributable to GCM Grosvenor
Total operating revenues	82,617	90,130	172,747
Less:
Fund expense reimbursement revenue	(1,974)	(1,827)	(3,801)
Carried interest expense attributable to employees and former employees	(1,201)	(7,819)	(9,020)
Carried interest expense attributable to redeemable noncontrolling interest holder	(865)	(2,804)	(3,669)
Carried interest attributable to other noncontrolling interest holders, net	(468)	(1,969)	(2,437)
Net fees attributable to GCM Grosvenor	78,109	75,711	153,820

Adjusted pre-tax income & Adjusted net income attributable to GCM Grosvenor
Net income (loss) attributable to GCM Grosvenor	(14,955)	5,927	(9,028)
Plus:
Income taxes	643	526	1,169
Change in fair value of derivatives	8,634	1,417	10,051
Amortization expense	1,876	1,876	3,752
Severance expense	2,280	8	2,288
Transaction expenses	3,355	145	3,500
Loss on extinguishment of debt	1,032	482	1,514
Other	-	4	4
Partnership interest-based compensation	7,920	8,856	16,776
Other non-cash compensation	1,065	1,160	2,225
Less:
Investment income, net of noncontrolling interest	(33)	(110)	(143)
Net compensation expense associated with deferred revenue carry	990	(508)	482
Adjusted pre-tax income attributable to GCM Grosvenor	12,807	19,783	32,590
Less:
Income taxes	(643)	(526)	(1,169)
Adjusted net income attributable to GCM Grosvenor	12,164	19,257	31,421

Adjusted EBITDA attributable to GCM Grosvenor
Adjusted net income attributable to GCM Grosvenor	12,164	19,257	31,421
Plus:
Income taxes	643	526	1,169
Depreciation expense	696	536	1,232
Interest expense	5,867	5,841	11,708
Adjusted EBITDA attributable to GCM Grosvenor	19,370	26,160	45,530

Adjusted Fee-related earnings attributable to GCM Grosvenor
Adjusted EBITDA attributable to GCM Grosvenor	19,370	26,160	45,530
Less:
Incentive fees	(3,233)	(13,041)	(16,274)
Depreciation expense	(696)	(536)	(1,232)
Other non-operating income	(414)	(67)	(481)
Plus:
Carried interest expense attributable to employees and former employees	1,201	7,819	9,020
Carried interest expense attributable to redeemable noncontrolling interest holder	865	2,804	3,669
Carried interest attributable to other noncontrolling interest holders, net	468	1,969	2,437
Adjusted Fee-related earnings attributable to GCM Grosvenor	17,561	25,108	42,669

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Confidential Illustrative Draft – Not for distribution September 18, 2020 2020 Second Quarter Results

Disclaimer

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected future performance of GCM Grosvenor's business. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would" and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the joint registration statement/proxy statement on Form S-4 discussed below and other documents filed by CF Finance Acquisition Corp. ("CFAC") and GCM Grosvenor Inc. from time to time with the U.S. Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor and CFAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GCM Grosvenor nor CFAC gives any assurance that GCM Grosvenor will achieve its expectations.

Use of Projections

This presentation contains reference to financial forecasts with respect to GCM Grosvenor's projected financial results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of GCM Grosvenor or that actual results will not differ materially from those presented in the prospective financial information. Reference to the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved

Additional Information and Where to Find It

This presentation relates to a proposed transaction between GCM Grosvenor and CFAC. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CFAC and GCM Grosvenor Inc. have filed a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The proxy statement/prospectus will be sent to all CFAC stockholders. CFAC and GCM Grosvenor Inc. also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CFAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFAC through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

CFAC and GCM Grosvenor Inc. and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CFAC's stockholders in connection with the proposed transaction between CFAC and GCM Grosvenor. Information about CFAC's directors and executive officers and their ownership of CFAC's securities is set forth in the Form S-4 registration statement filed by GCM Grosvenor that includes a joint proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Use of Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures. These non-GAAP measures are in addition to , and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP, and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of historical non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation.

GCM Grosvenor believes that these non-GAAP measures of financial results provide useful supplemental information to investors about GCM Grosvenor. GCM Grosvenor's management uses these non-GAAP measures to evaluate GCM's projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore GCM Grosvenor's non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

This presentation also includes reference to certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, GCM Grosvenor is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non GAAP financial measures is included.

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Confidential Illustrative Draft – Not for distribution 3 Second Fiscal Quarter Summary GCM Grosvenor reports results for second fiscal quarter ended June 30, 2020: GAAP Net Income of $5.9 million, Adjusted Pre-Tax Income of $19.8 million, Adjusted EBITDA of $26.2 million and Adjusted Fee - Related Earnings of $25.1 million, all of which increased over prior quarter ended March 31, 2020. Based on financial results through the first six months of the fiscal year and continued positive trends in July and August, GCM Grosvenor management expects to outperform its prior full year 2020 forecast. Key drivers include outperformance on Fee - Paying AUM (“FPAUM”), Contracted Not Yet Fee - Paying AUM (“CNFPAUM”), expenses and investment performance.

Confidential Illustrative Draft – Not for distribution 4 GCM Grosvenor Results Second Quarter Key Highlights ▪ Strong second quarter financial performance, led by investment performance and lower expenses ▪ Adjusted Fee - Related Earnings (FRE) increased 43% over Q1 to $25.1 million ▪ Adjusted EBITDA increased 35% over Q1 to $26.2 million ▪ Adjusted Pre - Tax Income increased 54% over Q1 to $19.8 million ▪ Strong Fee - Paying AUM Growth ▪ FPAUM increased 3.8% over Q1 to $49.6 billion ▪ Contracted Not Yet FPAUM increased 3.5% over Q1 to $5.6 billion ▪ Continued positive trends in July and August resulted in $14.4 million of unrealized, accrued annual performance fees that are eligible to be realized in 2020, as of August 31 Third Quarter Interim Update

Confidential Illustrative Draft – Not for distribution 21.6 22.5 26.2 27.1 5.4 5.5 $53.2 $55.2 Q1 20 Q2 20 5 Increased FPAUM and Contracted Not Yet FPAUM Absolute return strategies FPAUM 1 Private markets strategies FPAUM 1 3.4% Contracted not yet fee paying 2 ¹ Fee - paying assets under management . ² Excludes ‘Other’ that is part of total AUM, including mark to market, insider capital and non fee - paying AUM . Increase in Private Markets Fee - Paying AUM 4.4% Increase in Absolute Return Strategies Fee - Paying AUM Growth in Total FPAUM 3.5% Increase in Contracted not yet Fee - Paying AUM $55.8 $56.9 3.8%

Confidential Illustrative Draft – Not for distribution (3%) 6 Summary Financials Quarter over Quarter Adjusted FRE 17.6 25.1 Q1 20 Q2 20 Adjusted EBITDA Adjusted Pre - Tax Income 43% 19.4 26.2 Q1 20 Q2 20 35% 12.8 19.8 Q1 20 Q2 20 54 % Management fees 75.7 73.3 Q1 20 Q2 20 Net Incentive fees Attributable to GCM Grosvenor Net Fees Attributable to GCM Grosvenor (3%) 0.7 0.4 Q1 20 Q2 20 (36%) 78.1 75.7 Q1 20 Q2 20 ▪ Adjusted FRE, EBITDA and Pre - Tax Income all increased quarter over quarter, driven by stable revenue and lower expenses

Confidential Illustrative Draft – Not for distribution 7 Relative Valuation Overview – Adjusted Net Income and FRE Multiples 20.0x 29.3x 28.2x 26.4x 25.5x 20.8x 19.9x 19.3x 28.1x 2021E P/E 2021E FRE Multiple 18.2x 30.7x 26.0x 18.5x 17.8x 17.6x 16.8x 12.5x U.S. alternative asset managers Solutions providers Median 17.7x 27.7x 20.1x Source : FactSet, company filings, research reports ; Note : Market data as of September 17 , 2020 GCM Grosvenor value based on CFFA share price of $ 10 . 45 1 GCM Grosvenor P/E calculated as pro forma market capitalization divided by 2021 Adjusted Net Income plus NCI Attributable to Mosaic, Net of Tax 2 Enterprise value calculated as pro forma market capitalization plus $ 114 m of net debt (1)

Appendix: Value Proposition Overviews

Confidential Illustrative Draft – Not for distribution 9 Illustrative Client Value Proposition: Absolute Return Strategies Example: $300M Fee Paying; $300M Non - Fee Paying . Assuming 0% gross return. 1 This hypothetical portfolio has an annual performance fee component of 5 % over a hurdle (capped at 5% ) of 90 - day U . S . T - Bill plus 2% . 2 Fee savings is shown for illustrative purposes only, and is not intended to imply that any GCM Grosvenor portfolio will achieve such savings over any period . Fee savings varies by GCM Grosvenor portfolio and our calculation of fee savings is subject to a number of assumptions . Fee savings may be greater at higher rates of return for certain portfolios . 3 Reflects the weighted - average GCM Grosvenor portfolio - level management fee across the fee - paying and non - fee - paying portions reflected above, assuming a 50 / 50 AUM split between the two . In practice many large institutional clients have greater than 50 % of their absolute return programs being managed on a direct basis and consequently the value of a relationship with GCM Grosvenor is greater Fee savings at the underlying fund level Management fee at the GCM Grosvenor portfolio level Fee Paying 1 $300 million Non - Fee Paying $300 million 60 bps 0 bps (50 bps) 2 Constructive GCM Grosvenor management fee 3 30 bps Less fee savings (50 bps) GCM Grosvenor management fee, net of fee savings 10 bps Constructive GCM Grosvenor management fee, net of fee savings (20 bps) GCM Grosvenor achieves fee savings in portfolios we both manage and advise. (50 bps) 2 (50 bps) ▪ GCM Grosvenor offers large Absolute Return Strategies clients a ‘hybrid model’ through which the firm provides advisory services for a non - fee paying client directed portfolio alongside the client’s GCM managed fee - paying portfolio ▪ Under this structure, the client benefits from GCM Grosvenor’s fee savings derived as a consequence of our size and scale ▪ This structure results in a highly advantageous constructive fee

Confidential Illustrative Draft – Not for distribution 10 Illustrative Client Value Proposition: Private Markets Example: $1.0Bn Program – Direct Primary Program vs. Direct Primary + GCM Grosvenor - Managed Co - Investment Program Direct Primary Only Program $1.0 billion Management fee at the underlying fund level 200 bps Management fee at the GCM Grosvenor portfolio level 0 bps Total Management Fees 200 bps Carried interest at the underlying fund level 20% Carried interest at the GCM Grosvenor portfolio level 0% Total Carried Interest 20% 200 bps 0 bps 20% 0% Direct Primaries Program $650 million GCM Grosvenor Managed Co - Investment Program $350 million 0 bps 100 bps 0% 10% 165 bps ~16.5%

Appendix: Financials

Confidential Illustrative Draft – Not for distribution 12 Fee - Paying AUM Roll Forward Quarter Ended June 30, 2020 Private Absolute Contracted Markets Return Not Yet Strategies Strategies Total FPAUM FPAUM Total AUM Fee - Paying AUM Balance, beginning of period 26.2 $ 21.6 $ 47.8 $ 5.4 $ 55.8 $ Contributions 0.9 0.3 1.2 Withdrawals - (0.7) (0.7) Distributions (0.2) (0.1) (0.3) Foreign Exchange, Market Value and Other 0.2 1.4 1.7 Balance, end of period 27.1 $ 22.5 $ 49.6 $ 5.6 $ 56.9 $ 3.4% 4.4% 3.8% 3.5% 2.0%

Confidential Illustrative Draft – Not for distribution 13 Reconciliation to Non - GAAP Metrics $mm, unless otherwise mentioned Note : Please refer to "Use of Non - GAAP Financial Measures" for additional information regarding the non - GAAP measures included in this presentation . Six Months Ended 31 - Mar 30 - Jun QoQ % Change 30 - Jun - 2020 Net incentive fees attributable to GCM Grosvenor Incentive fees $3,233 $13,041 $16,274 Less: Carried interest expense attributable to employees and former employees (1,201) (7,819) (9,020) Carried interest expense attributable to redeemable noncontrolling interest holder (865) (2,804) (3,669) Carried interest attributable to other noncontrolling interest holders, net (468) (1,969) (2,437) Net incentive fees attributable to GCM Grosvenor 699 449 (35.8%) 1,148 Total fees attributable to GCM Grosvenor Total operating revenues 82,617 90,130 172,747 Less: Fund expense reimbursement revenue (1,974) (1,827) (3,801) Carried interest expense attributable to employees and former employees (1,201) (7,819) (9,020) Carried interest expense attributable to redeemable noncontrolling interest holder (865) (2,804) (3,669) Carried interest attributable to other noncontrolling interest holders, net (468) (1,969) (2,437) Net fees attributable to GCM Grosvenor 78,109 75,711 (3.1%) 153,820 Three Months Ended 2020

Confidential Illustrative Draft – Not for distribution 14 Reconciliation to Non - GAAP Metrics (cont’d) $mm, unless otherwise mentioned Note : Please refer to "Use of Non - GAAP Financial Measures" for additional information regarding the non - GAAP measures included in this presentation . Six Months Ended 31 - Mar 30 - Jun QoQ % Change 30 - Jun - 2020 Adjusted pre - tax income & Adjusted net income attributable to GCM Grosvenor Net income (loss) attributable to GCM Grosvenor (14,955) 5,927 (9,028) Plus: Income taxes 643 526 1,169 Change in fair value of derivatives 8,634 1,417 10,051 Amortization expense 1,876 1,876 3,752 Severance expense 2,280 8 2,288 Transaction expenses 3,355 145 3,500 Loss on extinguishment of debt 1,032 482 1,514 Other - 4 4 Partnership interest - based compensation 7,920 8,856 16,776 Other non - cash compensation 1,065 1,160 2,225 Less: Investment income, net of noncontrolling interest (33) (110) (143) Net compensation expense associated with deferred revenue carry 990 (508) 482 Adjusted pre - tax income attributable to GCM Grosvenor 12,807 19,783 54.5% 32,590 Less: Income taxes (643) (526) (1,169) Adjusted net income attributable to GCM Grosvenor 12,164 19,257 58.3% 31,421 Three Months Ended 2020

Confidential Illustrative Draft – Not for distribution 15 Reconciliation to Non - GAAP Metrics (cont’d) $mm, unless otherwise mentioned Note : Please refer to "Use of Non - GAAP Financial Measures" for additional information regarding the non - GAAP measures included in this presentation . Six Months Ended 31 - Mar 30 - Jun QoQ % Change 30 - Jun - 2020 Adjusted EBITDA attributable to GCM Grosvenor Adjusted net income attributable to GCM Grosvenor 12,164 19,257 31,421 Plus: Income taxes 643 526 1,169 Depreciation expense 696 536 1,232 Interest expense 5,867 5,841 11,708 Adjusted EBITDA attributable to GCM Grosvenor 19,370 26,160 35.1% 45,530 Adjusted Fee - related earnings attributable to GCM Grosvenor Adjusted EBITDA attributable to GCM Grosvenor 19,370 26,160 45,530 Less: Incentive fees (3,233) (13,041) (16,274) Depreciation expense (696) (536) (1,232) Other non - operating income (414) (67) (481) Plus: Carried interest expense attributable to employees and former employees 1,201 7,819 9,020 Carried interest expense attributable to redeemable noncontrolling interest holder 865 2,804 3,669 Carried interest attributable to other noncontrolling interest holders, net 468 1,969 2,437 Adjusted Fee - related earnings attributable to GCM Grosvenor 17,561 25,108 43.0% 42,669 Three Months Ended 2020

Confidential Illustrative Draft – Not for distribution 16 GAAP Income Statement $mm, unless otherwise mentioned